June 25, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Mara L. Ransom

Division of Corporate Finance

Re:	NextEra Energy Partners, LP

Registration Statement on Form S-1 (File No. 333-196099)

Ladies and Gentlemen:

As the representatives of the several underwriters of the NextEra Energy Partners, LP (the “Partnership”) proposed public offering of up to 18,687,500 common units of the Partnership, we hereby join in the Partnership’s withdrawal of its request for acceleration of the Partnership’s registration statement on Form S-1 (File No. 333-196099). Concurrently with the submission of this withdrawal letter, we have submitted a new request to the Commission that the effectiveness of the Registration Statement be accelerated to 4:00 pm, Eastern Time, on June 26, 2014, or as soon thereafter as practicable.

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Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Goldman, Sachs & Co.

Morgan Stanley & Co. LLC

As Representatives of the several Underwriters

By: Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Jason Satsky

Name: Jason Satsky Title: Managing Director

By: Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.

Goldman, Sachs & Co.

By: Morgan Stanley & Co. LLC

By:	/s/ Anthony Ianno

Name: Anthony Ianno Title: Managing Director